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Exhibit 21.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Incorporation, Organization or Formation
CV Homebuilder HoldCo Sub, Inc.	Delaware
CV Intermediate Holdings, LLC	Delaware
CV Homebuilder HoldCo, LLC	Delaware
City Ventures Communities, LLC	Delaware
City Ventures Homebuilding, LLC	Delaware
CV Encinitas Lake St, LLC	Delaware
Pasadena Lots-70 LLC	Delaware

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  Exhibit 21.1
Subsidiaries of the Company